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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                   SCHEDULE TO
                                 (RULE 14D-100)
                 TENDER OFFER STATEMENT UNDER SECTION 14 (d) (1)
          OR SECTION 13 (e) (1) OF THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 12)

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                                CENTERPULSE LTD.
                       (Name of Subject Company (Issuer))

                            SMITH & NEPHEW GROUP PLC
                               SMITH & NEPHEW PLC
                      (Names of Filing Persons (Offerors))

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                REGISTERED SHARES, PAR VALUE CHF 30.00 PER SHARE
                         (Title of Class of Securities)

                               -------------------

                                Not Applicable*
                      (CUSIP Number of Class of Securities)

                               -------------------

                                James A. Ralston
                Executive Vice President and Chief Legal Officer
                              Smith & Nephew, Inc.
                                1450 Brooks Road
                            Memphis, Tennessee 38116
                                 (901) 396-2121

                     (Name, address and telephone number of
                      person authorized to receive notices
                 and communications on behalf of filing persons)

                                    Copy to:

                                    Pran Jha
                         Sidley Austin Brown & Wood LLP
                                 Bank One Plaza
                            10 South Dearborn Street
                             Chicago, Illinois 60603
                            Telephone: (312) 853-7000

Check the appropriate boxes below to designate any transactions to which the statement relates:

         [X]          third-party tender offer subject to Rule 14d-1.
         [_]          issuer tender offer subject to Rule 13e-4.
         [_]          going-private transaction subject to Rule 13e-3.
         [_]          amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]

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______________
* There is no CUSIP Number assigned to the registered shares. CUSIP No. 152005104 has been assigned to the American Depositary shares of Centerpulse Ltd. that are quoted on the New York Stock Exchange under the symbol "CEP." CUSIP No. 152005203 has been assigned to the American Depositary Shares of Centerpulse Ltd. that were issued pursuant to a restricted ADR facility and are not publicly traded.

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               This Amendment No. 12 (this "Amendment") amends and supplements the Tender Offer Statement on Schedule TO filed by Smith & Nephew Group plc, a corporation organized under the laws of England and Wales ("S&N Group"), and Smith & Nephew plc, a corporation organized under the laws of England and Wales ("S&N"), on April 25, 2003 (as amended or supplemented , the "Schedule TO"), relating to the third-party tender offer by S&N Group to exchange S&N Group ordinary shares, 12 1/2 pence nominal value per share (including S&N Group shares represented by S&N Group American Depositary Shares ("ADSs"), each representing 10 S&N Group shares), and cash for registered shares, CHF 30 par value per share, of Centerpulse Ltd., a Swiss public company ("Centerpulse"), including Centerpulse shares represented by Centerpulse ADSs, each representing one-tenth (1/10) of a Centerpulse share, upon the terms and subject to the conditions set forth in the Preliminary Prospectus/Offer to Exchange dated April 25, 2003 (the "Offer to Exchange") and in the related Letter of Transmittal (which, together with the Offer to Exchange, as supplemented or amended from time to time, constitute the "Offer"). Capitalized terms used but not defined herein have the meanings assigned to such terms in the Schedule TO.

Items 1 - 11.

               Items 1 through 11 of the Schedule TO are hereby amended and supplemented by adding the following thereto:

               On July 10, 2003, S&N Group and S&N notified the Swiss Takeover Board that they are objecting to the Swiss Takeover Board's recommendations issued on July 4, 2003 relating to the timetable applicable to the Offer, which provide that August 18, 2003 is the last date on which S&N Group may modify the terms of the Offer and August 27, 2003 is the expiration date of the Offer. In their letter to the Swiss Takeover Board, S&N and S&N Group noted that, in light of the recent challenge by Zimmer Holdings, Inc. ("Zimmer") to the Swiss Takeover Board's recommendations as to the conditions to Zimmer's exchange offer for shares of InCentive, the timetable applicable to the Offer has reached a level of uncertainty which is not compatible with an orderly public takeover process. On July 11, 2003, Centerpulse also notified the Swiss Takeover Board that it is objecting to the timetable recommendations. Objections to the Swiss Takeover Board's recommendations will be determined in a proceeding before the Swiss Federal Banking Commission.

               S&N and S&N Group have previously objected to the Swiss Takeover Board's recommendations issued on June 11, 2003 concerning the terms of the tender agreement entered into among S&N, S&N Group and certain shareholders of InCentive, in which the Swiss Takeover Board determined that such InCentive shareholders may accept a competing tender offer for Centerpulse and/or InCentive. InCentive has also objected to certain aspects of the Swiss Takeover Board's recommendations as to the conditions and timing of Zimmer's exchange offer for shares of InCentive. The objections of S&N, S&N Group and InCentive are currently being reviewed by the Swiss Federal Banking Commission.

               The text of the Swiss Takeover Board's recommendations are available at the Swiss Takeover Board's website at www.takeover.ch.

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                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    SMITH & NEPHEW GROUP PLC

                                    By:   /s/ James Ralston
                                         ---------------------------------------
                                         Name: James Ralston
                                         Title: Authorized U.S. Representative

                                    SMITH & NEPHEW PLC

                                    By:    /s/ James Ralston
                                         ---------------------------------------
                                         Name: James Ralston
                                         Title: Authorized U.S. Representative

Date: July 15, 2003

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